GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 JUN 22 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030887

Stockholm, June 9, 2004

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

dlw 6/22

Encl.:
Press Release June 4, 2004 – Gambro signs USD 750 million Revolving Credit Facitily

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden

File No 82-34731

GAMBRO®

PRESS RELEASE
June 4, 2004

Gambro signs USD 750 million Revolving Credit Facility

Gambro signs a USD 750 million multi-currency revolving credit facility with a term of five years. The facility will be used to refinance Gambro's current USD 1 billion revolving credit facility, and will be used as commercial paper back-up and for general corporate purposes.

Participating banks are BNP Paribas, Citigroup and SEB Merchant Banking, as mandated lead arrangers, BBVA, Chase JP Morgan, Danske Bank, HSBC Bank, ING Belgium, Svenska Handelsbanken, as arrangers, and as co-arrangers Intesa BCI, Nordea and Société Générale.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com